UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934

North American Energy Partners Inc.
(Exact name of registrant as specified in its charter)

Canada	N/A
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Zone 3 Acheson Industrial Area
2-53016 Highway 60
Acheson, Alberta
Canada T7X 5A7
(Address of principal executive offices, including zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered Rights to purchase common shares, no par value	Name of each exchange on which each class is to be registered New York Stock Exchange Toronto Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, and is effective pursuant to General Instruction A.(c), please check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.	Description of Registrant’s Securities to be Registered

On October 7, 2011, the Board of Directors (the “Board”) of North American Energy Partners Inc. (the “Company”) adopted a shareholder rights plan (the “Rights Plan”).  The Board authorized the issuance of one right to purchase a share of common stock of the Company (a “Right”) per each share of outstanding share of common stock of the Company (“Common Stock”) to holders of record as at the close of business on October 21, 2011.  In connection therewith, the Company entered into a Shareholder Rights Plan Agreement, dated October 7, 2011 (as the same may be amended from time to time, the “Rights Agreement”) with CIBC Mellon Trust Company, as Rights Agent (the “Rights Agent”).

The following summary of the Rights Agreement is a general description only and is qualified in its entirety by the full text of the Rights Agreement which is attached as Exhibit 4.1 hereto and incorporated by reference herein.

Term.  If ratified by the shareholders of the Company on or before April 7, 2012, the Rights Plan will expire following the third annual meeting of the Company’s shareholders after such approval unless the Rights Plan is reconfirmed by the shareholders at such annual meeting.

Exercise of the Rights.  The Rights will become exercisable upon the tenth trading day after the earliest of (i) the first date of public announcement that a person (including any affiliate or associate of such person) has acquired, or obtained the right to acquire, Beneficial Ownership (as defined in the Rights Agreement) of more than 20% of the outstanding Common Stock, subject to certain exceptions (such person, an “Acquiring Person”), (ii) the date of the commencement of, or first public announcement of an intention to commence, a tender or exchange offer for outstanding Common Stock which could result in a person becoming an Acquiring Person and (iii) the date upon which a “Permitted Bid” (as defined below) or a “Competing Permitted Bid” (as defined below) ceases to be such, or, in the case of clauses (ii) and (iii), such later date as the Board may determine (such date, the “Separation Time”).

After the Separation Time, but prior to the occurrence of a Flip-in Event (as defined below), each Right will entitle the holder to purchase one share of Common Stock at an exercise price (the “Exercise Price”) equal to five times the prevailing market price of a share of Common Stock at the Separation Time, subject to adjustment as provided in the Rights Agreement.

Flip-in Event.  Upon a person becoming an Acquiring Person (a “Flip-in Event”) and following the Separation Time, each Right, other than any right Beneficially Owned by an Acquiring Person (or such Acquiring Person’s affiliates and associates, such affiliates’ and associates’ respective joint actors and certain transferees of the Rights), will entitle the holder to purchase, for the Exercise Price, that number of shares of Common Stock which have an aggregate market value equal to two times the Exercise Price of the Rights, subject to adjustment in certain circumstances. Rights Beneficially Owned by an Acquiring Person (or such Acquiring Person’s affiliates and associates, such affiliates’ and associates’ respective joint actors and certain transferees of the Rights) will be null and void.

Rights Certificates and Detachability.  Prior to the Separation Time, certificates for shares of Common Stock will also evidence one Right for each share of Common Stock represented by such certificate.  Certificates issued after October 7, 2011 will bear a legend to this effect.  Prior to the Separation Time, Rights will not be transferable separately from the associated shares of Common Stock.  From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the shares of Common Stock.

Permitted Bids.  The Rights Plan will not be triggered by a Permitted Bid or a Competing Permitted Bid.

A “Permitted Bid” is a take-over bid that is made by means of a take-over bid circular and to all holders of shares of Common Stock, other than the offeror (a “Take-over Bid”), and contains irrevocable and unqualified conditions that (i) no shares of Common Stock will be taken up and paid for prior to a date which is not less than 60 days after the date of the bid and then only if more than 50% of the outstanding shares of Common Stock of the Independent Shareholders (as defined in the Rights Agreement) have been tendered to the bid and not withdrawn, (ii) shares of Common Stock may be deposited pursuant to the bid at any time prior to the close of business on the date shares of Common stock are first taken up and paid for under the bid, (iii) shares of Common Stock deposited pursuant to the bid may be withdrawn until taken up and paid for and (iv) if at least 50% of the outstanding shares of Common Stock held by Independent Shareholders has been tendered, the bidder will make an announcement to that effect and extend the bid for at least 10 business days following such announcement.

A “Competing Permitted Bid” is a Take-over Bid that is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry of such Permitted Bid or Competing Permitted Bid and that satisfies all the criteria of a Permitted Bid except that, because it is made after a Permitted Bid has been made, the date for the take-up of and payment for shares tendered under a Competing Permitted Bid must be the later of (i) the last day on which a Take-over Bid must be open for acceptance after the date of such Take-over Bid under applicable securities legislation and (ii) the earliest date for take-up and payment of shares under any other prior Permitted Bid or Competing Permitted Bid.

Redemption and Waiver.  Prior to the occurrence of a Flip-in Event, the Board may redeem, with shareholder approval prior to the Separation Time or with the consent of the holders of the Rights following the Separation Time, all of the outstanding Rights at a redemption price of CAD $0.00001 per Right (the “Redemption Price”).  In the event that, prior to the occurrence of a Flip-in Event, a person acquires shares of Common Stock pursuant to a Permitted Bid, a Competing Permitted Bid or a transaction for which the Board has waived the application of the Rights Plan, then the Board shall, immediately upon such acquisition, be deemed to have elected to redeem the Rights at the Redemption Price.

The Board may, with shareholder approval, at any time prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of shares of Common Stock other than pursuant to a Take-over Bid, waive the application of the Rights Plan to such Flip-in Event.

The Board may, without shareholder approval, prior to the occurrence of a Flip-in Event that would occur as a result of a Take-over Bid, waive the application of the Rights Plan to such Flip-in Event.  In such event, the Board shall have been deemed also to have waived the application of the Rights Plan to any other Flip-in Event occurring as a result of any other Take-over Bid made prior to the expiry of any Take-over Bid for which the Rights Plan has been waived or deemed to have been waived.

The Board may also waive the application of the Rights Plan to a Flip-in Event if the Board has determined that the Acquiring Person inadvertently and without intention became an Acquiring Person and such Acquiring Person has agreed to reduce its Beneficial Ownership of shares of Common Stock such that, within 14 days or such other date as the Board may determine, such Acquiring Person is no longer an Acquiring Person.

Amendment.  Prior to the holders of the Common Stock ratifying the Rights Plan, the Board may amend the Rights Agreement and the Rights without shareholder approval.  Thereafter, amendments, other than those required to correct clerical or typographical errors or to maintain the validity of the Rights Plan as a result of a change in law, will require shareholder approval.

Item 2.	Exhibits

Exhibit	Description

4.1	Shareholder Rights Plan Agreement, dated as of October 7, 2011, between North American Energy Partners Inc. and CIBC Mellon Trust Company, as Rights Agent

4.2	Form of Rights Certificate

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

NORTH AMERICAN ENGERY PARTNERS INC.

Date: October 7, 2011	By:	/s/ David Blackley
Name: David Blackley
Title: Chief Financial Officer